UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                      .

Commission file number 0-26844

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

RadiSys Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADISYS CORPORATION

5445 NE Dawson Creek Drive

Hillsboro, OR 97124

REQUIRED INFORMATION

ITEM 4.

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

RadiSys Corporation

401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the RadiSys Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule – schedule H, Line 4i, schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon June 16, 2008

RadiSys Corporation

401 (k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	December 31, 2007	December 31, 2006
Assets
Investments, at fair value
Registered investment companies	$34,766,430	$31,471,872
Collective trust funds	7,138,825	6,641,151
RadiSys Corporation common stock	305,151	222,456
Self-directed brokerage accounts	166,685	129,189
Money market funds	46,858	12,318
Investments, at cost
Participant loans	538,718	443,467

Total investments	42,962,667	38,920,453
Employer contribution receivable	21,955	30,393

Total Assets	42,984,622	38,950,846
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(78,701)	3,747

Net assets available for benefits	$42,905,921	$38,954,593

See accompanying notes to financial statements.

RadiSys Corporation

401 (k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	December 31, 2007	December 31, 2006
Additions
Investment income
Net appreciation in fair value of investments	$367,485	$2,419,338
Dividends and interest	3,167,049	1,805,140

Total investment income	3,534,534	4,224,478

Contributions
Participants	3,105,547	2,928,287
Employer	905,271	881,814
Rollovers	86,773	172,940
Other	—	3,157

Total contributions	4,097,591	3,986,198

Total additions	7,632,125	8,210,676

Deductions
Benefit payments	(3,680,423)	(3,336,591)
Administrative expenses	(374)	(207)

Total deductions	(3,680,797)	(3,336,798)

Net increase	3,951,328	4,873,878
Net assets available for benefits
Beginning of year	38,954,593	34,080,715

End of year	$42,905,921	$38,954,593

See accompanying notes to financial statements.

RadiSys Corporation

401 (k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1. Description of the Plan

The following brief description of the RadiSys Corporation 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General

The Plan is a defined contribution plan established by RadiSys Corporation (the “Company”) on January 1, 1989 and amended and restated effective January 1, 2007 under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of a trust agreement between the Company and Mercer Trust Company (the “Trustee”), all investments of the Plan are held in trust by the Trustee. Certain accounting and other administrative services for the Plan are performed by Mercer HR Services. The Plan is administered by a committee composed of management employees of the Company.

Eligibility

All employees of the Company who are age 21 or older and who are not covered under a collective bargaining agreement are eligible to participate in the Plan. Qualifying employees are eligible and may begin to participate in the Plan on the date of employment with the Company.

Contributions

Participants may contribute up to 30% of their pre-tax compensation to the Plan, subject to the maximum allowed by the IRC guidelines. Participants who have attained the age of 50 before the close of the Plan year can make additional pretax contributions known as “catch up” contributions, subject to maximums allowed by the IRC guidelines. Participants may also contribute up to 5% of their after-tax compensation up to an annual maximum of $10,000. Participants may also rollover amounts from other qualified defined contribution plans. The employer will make matching contributions equal to a percentage of the amount of the salary deferral, as defined in the Plan Document. Participants direct the investment of their contributions and the Company’s matching contribution into various investment options available within the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocation of earnings is based on the proportion of the participant’s account balance to the total of all participants’ account balances within each investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings (losses) thereon. Vesting in employer contributions is based upon the following schedule:

Less than one year of service	0	% vested
1 year of service, but less than 2 years of service	33	% vested
2 years of service, but less than 3 years of service	66	% vested
3 years of service or more	100	% vested

Participants become fully vested in the employer contribution upon death or total and permanent disability.

Forfeitures

If a participant terminates before becoming fully vested, the unvested portion of his or her account is forfeited. Forfeitures may be used when authorized by the Company to reduce the Company’s matching contributions. As of December 31, 2007 and 2006 forfeited non-vested accounts available to reduce employer contributions were $23,400 and $38,500, respectively. These amounts were used to reduce the employer contributions during the years ended December 31, 2007 and 2006, respectively.

RadiSys Corporation

401 (k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Payments of Benefits

The participant’s vested benefits, including his or her allocation of Plan earnings, may be paid to the participant upon resignation, discharge, death or disability. The Plan permits a withdrawal of pre-tax contributions (not including investment earnings), rollover contributions, and the vested portion of amounts attributable to the employer matching contribution to the extent approved by the Plan’s administrative committee because of a qualified financial hardship. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances of $1,000 or less are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Participant Loans

Participants may borrow from their fund accounts amounts equal to 50% of the total vested value of their account, but not more than $50,000 reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan qualifies as a home loan. The term for a home loan is not to exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest based upon the prime interest rate at the time the loan is issued, plus 2%. Principal and interest are paid ratably through biweekly payroll deductions. At December 31, 2007, interest rates on loans outstanding ranged from 6% to 11% and matured through 2022.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

As described in Financial Accounting Standards Board Staff Position (FSP) AAGINV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The fair value of a fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The Plan’s investments in common and collective trusts are valued using the audited financial statements of the collective trusts at year end. The plan invests the Putnam Stable Value Fund which invests in

RadiSys Corporation

401 (k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield to maturity and crediting interest rate for that fund was approximately 3.4% and 4.9%, respectively, at December 31, 2007 and 4.6% and 4.7%, respectively, at December 31, 2006.

Participant loans are stated at fair value based upon the market value of the underlying securities, as determined or provided by the Trustee. Collective trust funds represent investments in pooled funds. Participant loans are carried at cost which approximates fair value. Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sales price on the valuation date or, if no sales are reported for that day, the last published sale price. The self-directed brokerage account allows participants to invest in investment holdings of their choice.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments included in the statement of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan provides for investments that are exposed to various risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits and, therefore, participants’ account balances.

The Plan invests in collective trust funds which include securities with contractual cash flows which may include asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Registered investment companies
Artisan Mid Cap Fund	$4,262,007	$3,665,127
Putnam Asset Allocation Growth Portfolio	4,515,628	4,081,129
Putnam International Equity Fund	2,563,486	2,123,858
Growth Fund of America	3,979,736	3,480,136
Weitz Partners Value Fund	*	2,114,379
Neuberger & Berman Genesis Trust	3,240,433	3,185,391
Allianz RCM Global Technology Fund	2,378,104	1,980,233
Harbor International Fund	2,831,730	*
Collective trust funds
Putnam Stable Value Fund	3,798,304	2,950,254
Putnam S&P 500 Index Fund	3,261,820	3,694,644

*	Accounted for less than 5% of total net assets for the period.

RadiSys Corporation

401 (k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2007	2006
Registered investment companies	$225,556	$1,858,384
Collective trust funds	183,159	464,028
RadiSys Corporation common stock	(48,044)	88,720
Self-directed brokerage accounts	6,814	8,206

	$367,485	$2,419,338

4. Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007.

On December 31, 2007, the RadiSys Corporation 401(k) Savings Plan applied for a determination letter from the IRS regarding the qualification of the amended and restated Plan. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Party-in-Interest Transactions

The Plan invests in certain investments offered by Putnam Investments (“Putnam”). Putnam is an affiliate of the Trustee, and accordingly, these investments and investment transactions qualify as party-in-interest. Fees paid by the Plan to the Trustee for investment management services amounted to $374 and $207 for the years ended December 31, 2007 and 2006, respectively.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$42,905,921	$38,954,593
Deemed distribution of participant loans	(57,200)	(63,573)

Net assets available for benefits per Form 5500	$42,848,721	$38,891,020

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007:

Net increase in net assets per the financial statements	$3,951,328
Net change in deemed distributions of participant loans	6,373

Net increase in net assets per Form 5500	$3,957,701

Supplemental Schedule

RadiSys Corporation

401 (k) Savings Plan

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2007

Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Current Value
	Artisan Mid Cap Fund	Registered investment company		$4,262,007
*	Putnam Asset Allocation Growth Portfolio	Registered investment company		4,515,628
	Growth Fund of America	Registered investment company		3,979,736
	Weitz Partners Value Fund	Registered investment company		1,526,632
	PIMCO Total Return Fund	Registered investment company		1,923,509
	Neuberger & Berman Genesis Trust	Registered investment company		3,240,433
*	Putnam Asset Allocation Conservative Portfolio	Registered investment company		1,291,717
*	Putnam Asset Allocation Balanced Portfolio	Registered investment company		2,057,003
*	Putnam International Equity Fund	Registered investment company		2,563,486
	Dodge & Cox Balanced Fund	Registered investment company		1,889,622
	Janus Balanced Fund	Registered investment company		1,082,093
	Franklin Templeton Small Cap Fund	Registered investment company		659,367
	Harbor International Fund	Registered investment company		2,831,730
	Allianz NFJ Large Cap Value Fund	Registered investment company		565,363
	Allianz RCM Global Technology Fund	Registered investment company		2,378,104

				34,766,430

*	Putnam Money Market Fund	Money market fund		46,858

*	Putnam Stable Value Fund	Collective trust fund		3,798,304
*	Putnam S&P 500 Index Fund	Collective trust fund		3,261,820

				7,060,124

*	RadiSys Corporation	Common stock		305,151
	HarrisDirect Securities Account	Self-directed brokerage accounts		166,685
*	Participant loans	6.0% - 11.0%, maturing through 2022		538,718

				$42,883,966

*	Party-in-interest.

(1)	Cost information has been omitted for participant directed assets.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadiSys Corporation 401(k) Savings Plan
(Name of Plan)

Dated: June 16, 2008	By:	/s/ Brian Bronson
Brian Bronson
Plan Trustee

Exhibit Index

Exhibit No.	Description

23.1	Consent of KPMG LLP, independent registered public accounting firm.